Michael N. Stefanoudakis

Senior Vice President and

General Counsel

303.573.4886 ext 1480

mstefanoudakis@resoluteenergy.com

October 22, 2012

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Registration Statement on Form S-4
Filed September 6, 2012
File No. 333-183739

Ladies and Gentlemen:

Resolute Energy Corporation (the “Company”), proposes to offer to exchange (the “Exchange Offer”), upon the terms and subject to the conditions set forth in the Registration Statement on Form S-4 (File No. 333-183739) (the “Registration Statement”), as amended, and in the accompanying Letter of Transmittal, all of its outstanding unregistered $250,000,000 8.50% Senior Notes due 2020 (“Outstanding Notes”) for $250,000,000 8.50% Senior Notes due 2020 (“New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Outstanding Notes are, and the New Notes will be, guaranteed, jointly and severally, on a senior secured basis by the Company, Resolute Natural Resources Company, LLC, WYNR, LLC, BWNR, LLC, Resolute Wyoming, Inc., Hicks Acquisition Company I, Inc., Resolute Aneth, LLC, Resolute Northern Rockies, LLC and Resolute Natural Resources Southwest, LLC (collectively with the Company, the “Registrants”).

The Registrants are making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance (the “Staff”) enunciated in the no-action letters of Exxon Capital Holdings Corporation (avail. April 13, 1988), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993). The Registrants represent:

(a) The Registrants have not entered into any arrangement or understanding with any person to distribute the Outstanding Notes or the New Notes to be received in the Exchange Offer, and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the applicable New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of any New Notes to be received in the Exchange Offer.

Resolute Energy Corporation

1675 Broadway, Suite 1950

Denver, CO 80202

2153421.3

Securities and Exchange Commission

October 22, 2012

(b) In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing any New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

(c) The Registrants acknowledge that such a secondary resale transaction by such persons participating in the Exchange Offer for the purpose of distributing New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

(d) The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (July 2, 1993)) in connection with any resale of such New Notes.

(e) The Registrants represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any affiliate of the Registrants to distribute the New Notes.

(f) The Registrants will include in the related letter of transmittal (or similar documentation) to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(ii)

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection

Securities and Exchange Commission

October 22, 2012

with any resale of New Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, Resolute Energy Corporation

By:	/s/ Michael N. Stefanoudakis
Michael N. Stefanoudakis Senior Vice President and General Counsel

Resolute Natural Resources Company, LLC

WYNR, LLC

BWNR, LLC

Resolute Wyoming, Inc.

Hicks Acquisition Company I, Inc.

Resolute Aneth, LLC

Resolute Northern Rockies, LLC

Resolute Natural Resources Southwest, LLC

	By:	/s/ Michael N. Stefanoudakis
Michael N. Stefanoudakis Senior Vice President and General Counsel